SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F                Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  February 4, 2009

By: Victor DiTommaso

       Victor DiTommaso, Chief Financial Officer

NYSE SYMBOL: ITP

           TSX SYMBOL: ITP

Intertape Polymer Group Receives Listing Standard Notice from the NYSE

MONTREAL, QUEBEC and BRADENTON, FLORIDA – February 4, 2009--Intertape Polymer Group Inc. (TSX: ITP) (NYSE: ITP) ("Intertape" or the "Company") today announced that it has received a notice from the New York Stock Exchange (“NYSE” or the “Exchange”) that it is not in compliance with the Exchange’s listing standards because the 30-trading-day average closing price of Intertape’s stock dropped below $1.00.

Intertape now has six months to cure this deficiency before the NYSE initiates suspension and delisting procedures.  During the six month cure period, Intertape’s stock will continue to be listed on the NYSE, however the stock symbol will be assigned a “.BC” indicator to reflect that the Company is not in compliance with the Exchange’s listing standard.  The Company intends to cure the deficiency and will consider all alternatives available to it.

Eric E. Baker, Chairman of the Board of Directors, stated “Clearly our stock price has been impacted significantly by the current economic conditions and volatile financial markets.  We continue to implement operational changes to mitigate these factors.”

Mr. Baker added, “It should be noted that in the event the Company’s stock is not listed on the NYSE, it would not constitute a default under the Company’s credit facility or Indenture.  Further, delisting would not affect Intertape’s operations or change its reporting requirements with the Securities and Exchange Commission.”

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 1,950 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Rick Leckner

514-731-0000